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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              PENNACO ENERGY, INC.
                       (Name of subject company (issuer))

                        MARATHON OIL ACQUISITION 1, LTD.,
                          a wholly owned subsidiary of
                              MARATHON OIL COMPANY,
                          a wholly owned subsidiary of
                                 USX CORPORATION
                      (Names of filing persons (offerors))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON SHARE PURCHASE RIGHTS)
                         (Title of class of securities)

                                    708046107
                      (CUSIP number of class of securities)


                             WILLIAM F. SCHWIND, JR.
                              MARATHON OIL COMPANY
                              5555 SAN FELIPE ROAD
                            HOUSTON, TEXAS 77056-2723
                                 (713) 629-6600
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                    Copy to:

                              R. JOEL SWANSON, JR.
                               BAKER BOTTS L.L.P.
                              3000 ONE SHELL PLAZA
                                  910 LOUISIANA
                            HOUSTON, TEXAS 77002-4995
                                 (713) 229-1234




[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     Marathon Oil Acquisition 1, Ltd., a Delaware corporation (the "Purchaser"),
Marathon Oil Company, an Ohio corporation ("Marathon"), and USX Corporation, a Delaware corporation ("USX"), hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the
Securities and Exchange Commission on January 8, 2001. The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock par value $.001 per share ("Common Stock") of Pennaco Energy, Inc., a Delaware corporation (the "Company"), together with the associated common share purchase rights issued pursuant to the Rights Agreement dated as of February 24, 1999, as amended as of December 22, 2000, between the Company and the Computershare Investor Services, L.L.C., as rights agent (collectively with the Common Stock, the "Shares"), at $19 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 2001 (the "Offer to Purchase") and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein have the respective meanings assigned thereto in the Offer to Purchase.

ITEM 11. ADDITIONAL INFORMATION

     Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:

          On January 5, 2001, following the joint press release by Marathon and the Company on December 22, 2000 announcing the Merger Agreement, two purported stockholder class action complaints were filed against the Company and its five directors in the District Court, City and County of Denver, Colorado, entitled Harry Levy v. Pennaco Energy, Inc., et al., Case Number 01-CV-0072, and Richard Stearns v. Pennaco Energy, Inc., et al., Case Number 01-CV-0073 (the "Colorado Complaints"). On January 9, 2001, the day after the Purchaser commenced the Offer, two similar purported stockholder class action lawsuit were filed against the Company, its five directors and the Purchaser in the Delaware Court of Chancery entitled John Grillo v. Pennaco Energy, Inc., et al., C.A. No. 18606 NC, and Thomas Turberg v. Pennaco Energy, Inc. et. al., C.A. No. 18607 NC (the "Delaware Complaints").

          The allegations in the Colorado Complaints are identical, the only difference being the purported class representative in each action. Both Colorado Complaints allege the same grounds for relief, namely that the defendants breached their fiduciary duties to the Company's stockholders or are participating in a scheme to deprive the Company's stockholders of the true value of their investments in the Company. They further allege that the merger consideration to be paid to the Company's stockholders is unconscionable, unfair and grossly inadequate.

          The allegations in the Delaware Complaints are identical, the only difference being the purported class representative in each action. Both Delaware Complaints also allege that the Company's directors have breached their fiduciary duties to the Company's stockholders. Specifically, the Delaware Complaints allege that the documents disseminated by the defendants in connection with the Offer contained material deficiencies in disclosure and that, by disseminating those materials, the defendants violated their fiduciary duties. They also allege that the Company's directors breached their fiduciary duty of care and good faith by failing to make efforts to inform themselves of the best value available for the Company, and that the Purchaser participated in the breaches of fiduciary duties by the Company's directors by pursuing the transaction in these circumstances.

          Each of these lawsuits includes a request for a declaration that the action is properly maintainable as a class action, and each seeks relief including awards of unspecified damages and fees of attorneys and experts. Each lawsuit also seeks to enjoin the transactions contemplated by the Merger Agreement, or to rescind the transactions in the event they are consummated (or, in the case of the Delaware Complaints, to obtain rescissory damages), and to require the Company's directors to place the Company up for auction or otherwise employ a process to ensure that the highest possible price is obtained for the Company. The Delaware Complaints also seek an order compelling the defendants to supplement the documents relating to the Offer to include all material information not currently disclosed.


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     The plaintiff in one of the Delaware lawsuits has filed a motion for preliminary injunction and a motion for expedited proceedings in the Delaware Court of Chancery. Each of the Company, its directors and the Purchaser believes these lawsuits and the claims made therein are without merit and intends to defend against these lawsuits vigorously. The Purchaser, Marathon and USX have filed copies of each of the Colorado Complaints, the Delaware Complaints and the motions in the Delaware lawsuit referred to above as exhibits to this amendment to the Schedule TO.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS

     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

         (a)(8)  --   Complaint filed by Harry Levy in the District Court, City
                      and County of Denver, Colorado, on January 5, 2001

         (a)(9)  --   Complaint filed by Richard Stearns in the District Court,
                      City and County of Denver, Colorado, on January 5, 2001

         (a)(10) --   Complaint filed by John Grillo in the Court of Chancery of the State of Delaware in and for New Castle County on January 9, 2001, together with related Motion for Preliminary Injunction and Motion for Expedited
                      Proceedings filed on January 10, 2001

         (a)(11) --   Complaint filed by Thomas Turberg in the Court of
                      Chancery of the State of Delaware in and for New Castle
                      County on January 9, 2001


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 12, 2001

                                         MARATHON OIL ACQUISITION 1, LTD.


                                         By: /s/ John T. Mills
                                             ----------------------------
                                             John T. Mills
                                             Vice President


                                         MARATHON OIL COMPANY


                                         By: /s/ Clarence P. Cazalot, Jr.
                                             ----------------------------
                                             Clarence P. Cazalot, Jr.
                                             President


                                         USX CORPORATION


                                         By: /s/ Clarence P. Cazalot, Jr.
                                             ----------------------------
                                             Clarence P. Cazalot, Jr.
                                             Vice Chairman


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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DOCUMENT
-------           --------

(a)(1)*     --    Offer to Purchase dated January 8, 2001

(a)(2)*     --    Form of Letter of Transmittal

(a)(3)*     --    Form of Notice of Guaranteed Delivery

(a)(4)*     --    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees

(a)(5)*     --    Form of Letter to Clients for Use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees

(a)(6)*     --    Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9

(a)(7)*     --    Summary Advertisement as published in The Wall Street Journal on January 8, 2001

(a)(8)      --    Complaint filed by Harry Levy in the District Court, City and
                  County of Denver, Colorado, on January 5, 2001

(a)(9)      --    Complaint filed by Richard Stearns in the District Court, City and County of Denver, Colorado, on January 5, 2001

(a)(10)     --    Complaint filed by John Grillo in the Court of Chancery of the
                  State of Delaware in and for New Castle County on January 9,
                  2001, together with related Motion for Preliminary Injunction and Motion for Expedited Proceedings filed on January 10, 2001

(a)(11)     --    Complaint filed by Thomas Turberg in the Court of Chancery of the State of Delaware in and for New Castle County on
                  January 9, 2001

(d)*        --    Agreement and Plan of Merger, dated as of December 22, 2000, among Marathon Oil Acquisition 1, Ltd., Marathon Oil Company and Pennaco Energy, Inc.

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* Previously filed.